Exhibit 99.1

ZOOZ Purchases 329 Bitcoin valued at $40 Million, Bringing Total Holding to 854 Bitcoin Valued at More than $100m

With 854 Bitcoin now held in its treasury, ZOOZ continues executing its bitcoin treasury reserve strategy.

TEL AVIV, Israel, October 6, 2025 – ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) today announced that it has completed an additional purchase of 329 bitcoin for around $40 million, bringing its total bitcoin holdings to 854 bitcoin valued at more than $100 million. This milestone marks a significant step forward in the execution of ZOOZ’s bitcoin treasury reserve strategy. ZOOZ is the first NIS (New Israeli Shekel) denominated Bitcoin exposure for investors in the market.

“With this additional acquisition, we are accelerating our transformation into an institutional quality bitcoin treasury,” said Jordan Fried, Chief Executive Officer of ZOOZ. “Our focus remains unchanged: buy bitcoin and hold it for the long-term, giving investors exposure to the Bitcoin asset class via ZOOZ equity.”

Bitcoin Purchases to Date

Using the net proceeds of the private placement, initially announced on July 29, 2025, in connection with the Company’s adoption of a bitcoin treasury reserve strategy, ZOOZ has now purchased 854 bitcoin for an aggregate consideration of $100 million.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term strategic bitcoin treasury. This innovative approach is expected to position ZOOZ as a pioneer and a forward-thinking capital allocator. Shareholders are expected to benefit from long-term, asymmetric upside through direct exposure to bitcoin. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the anticipated post-closing use of proceeds from the private placement and the implementation of the Company’s bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new bitcoin treasury program; the risk that ZOOZ’s stock price may be highly correlated to the price of the bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com